Table of Contents




                                                                    Pages

Report of Independent Accountants                                      2


Financial Statements:
    Statement of Net Assets Available for Benefits                     3
        as of December 31, 1996
    Statement of Net Assets Available for Benefits
        as of December 31, 1995                                        4
    Statement of Changes in Net Assets Available for Benefits
        for the year ended December 31, 1996                           5
    Statement of Changes in Net Assets Available for Benefits
        for the year ended December 31, 1995                           6
    Notes to Financial Statements                                     7-13


Supplemental Schedules:
    Item 27a of Form 5500 - Schedule of Assets Held for Investment
        Purposes as of December 31, 1996                               14
    Item 27d of Form 5500 - Schedule of Reportable Transactions
        for the year ended December 31, 1996                           15

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Trustees of the
The MasTec, Inc.
401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The MasTec, Inc. 401(k) Retirement Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years ended December 31, 1996 and 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes of The MasTec, Inc. 401(k) Retirement Savings Plan as of December 31, 1996, and Reportable Transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Miami, Florida
June 11, 1997


THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 1995

                                                  Guaranteed Income &     Growth      Mastec     Life     Diversified
                                                    Interest  Growth   Opportunities  Common   Insurance    Equity
                                                     Fund     Fund         Fund        Fund      Fund        Fund       Total
                                                  ---------- --------  ------------  --------  ---------   ---------   -------


Assets:
Investments at fair value (Note 2) .......   .....$       0 $405,049   $  1,299,364  $ 178,290  $ 71,776  $       0  $1,954,479
Participant notes receivable ....................   108,798        0              0          0         0          0     108,798
Cash and cash equivalents .......................    39,529   22,330         55,527      1,414        29      5,835     124,664
                                                  --------- --------   ------------  ---------  --------  ---------  ----------

                                                    148,327  427,379      1,354,891    179,704    71,805      5,835   2,187,941

Investment, at contract value (Note 2):
   ITT Hartford Life Insurance Company
   Group Annuity Contract #GA-3565
                        ......................... 3,231,172        0              0          0         0          0   3,231,172
                                                 ---------- --------   ------------   --------  --------   --------   ---------

          Total investments ..................    3,379,499  427,379      1,354,891    179,704    71,805      5,835   5,419,113
                                                 ---------- --------   ------------   --------  --------   --------   ---------
Receivables:
   Participants' contributions ................      66,471   18,657         29,457     24,184       917          0     139,686
   Interest receivable ............................  18,806       56            556         72         0          0      19,490
                                                 ---------- --------   ------------   --------  --------   --------   ---------

          Total receivables .....................    85,277   18,713         30,013     24,256       917          0     159,176
                                                 ---------- --------   ------------   --------  --------   --------   ---------

Due from (to) other funds ........................   28,363  (16,466)      (11,897)          0         0          0           0
                                                 ---------- --------   -----------    --------  --------   --------   ---------

          Total assets ........................$343,493,139 $ 429,62   $  1,373,007  $ 203,960  $ 72,722   $  5,835  $5,578,289
                                               ============ ========   ============  =========  ========   ========   =========

Liabilities:
   Due to Brokers ............................ $     32,928 $  6,869   $     46,720  $       0  $      0  $       0   $  86,517
                                               ------------ --------   ------------  ---------  ---------  ---------  ---------

          Total liabilities ...................      32,928    6,869         46,720          0         0          0      86,517
                                               ------------ --------   ------------  ---------  ---------  ---------   --------

Net assets available for benefits ............ $  3,460,211 $422,757   $  1,326,287  $ 203,960  $ 72,722  $   5,835  $5,491,772
                                               ============ ========   ============  =========  ========  =========  ==========


The accompanying notes are an integral part of these financial statements

THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the year ended December 31, 1996

                                              Guaranteed    Income &      Growth    Diversified   Mastec       Life      Guaranteed
                                               Interest      Growth    Opportunities   Equity     Stock     Insurance   Certificate
                                                 Fund         Fund          Fund       Fund        Fund        Fund        Fund
                                              ---------    --------      --------    ---------   -------     --------  ---------


Additions to net assets attributed to:
Investment income:
   Net appreciation in fair value of ........ $        0 $        0    $        0   $        0  $  973,102   $      0    $        0
   investments
   Interest and dividends ...................          0          0             0            0           0      3,042           325



                                                       0          0             0            0     973,102      3,042           325

Contributions:
   Participants' ............................          0          0             0            0     285,123          0          9,559



     Total additions ........................          0          0             0            0   1,258,225      3,042          9,884



Deductions from net assets attributed to:
   Participants withdrawals .................     97,056          0             0            0      95,851      7,892             60



     Total deductions .......................     97,056          0             0            0      95,851      7,892             60



   Net (decrease) increase prior to transfers    (97,056)         0             0            0   1,162,374     (4,850)         9,824

   Transfers ................................ (3,363,155)  (422,757)   (1,326,287)      (5,835)   (128,033)         0         10,690



   Net (decrease) increase .................. (3,460,211)  (422,757)   (1,326,287)      (5,835)  1,034,341     (4,850)        20,514

Net assets available for benefits:
   Beginning of year ........................  3,460,211    422,757     1,326,287        5,835     203,960     72,772              0



   End of year ..............................$         0  $       0   $         0      $     0  $1,238,301   $ 67,872       $ 20,514




The accompanying notes are an integral part of these financial statements.

THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the year ended December 31, 1996
(continued)

                                               Aggressive                      Growth &                 Short
                                                Growth      Bond     Growth     Income    Intenational  Term
                                                 Fund       Funds     Funds     Funds         Funds     Fund     Total


                                           <C

Additions to net assets attributed to:
Investment income:
   Net appreciation in fair value of .......$    32,570   $ 3,256    $ 206,982 $ 67,264    $  4,366   $82,732  $1,370,272
        investments
   Interest and dividends ...................         0         0            0        0           0         0       3,367


                                                 32,570     3,256      206,982   67,264    $  4,366   $82,732   1,373,639

Contributions:
   Participants' ............................   189,938    44,636      332,345  257,407      25,077   555,267   1,699,352



     Total additions ........................   222,508    47,892      539,327  324,671      29,443   637,999   3,072,991

Deductions from net assets attributed to:
   Participants withdrawals .................     7,547       690      217,212   48,393       1,423   717,201   1,193,325



     Total deductions .......................     7,547       690      217,212   48,393       1,423   717,201   1,193,325
   Net (decrease) increase prior to transfers   214,961    47,202      322,115  276,278      28,020   (79,202)  1,879,666

   Transfers ................................   397,077    84,961    1,291,500  538,508      54,597 2,868,734           0



   Net (decrease) increase ..................   612,038   132,163    1,613,615  814,786      82,617 2,789,532   1,879,666

Net assets available for benefits:
   Beginning of year ........................         0         0            0        0           0         0   5,491,772



   End of year ..............................   612,038   132,163    1,613,615  814,786      82,617 2,789,532  $7,371,438



THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the year ended December 31, 1995

                                                          Guaranteed       Income &        Growth          Mastec           Life
                                                           Interest         Growth      Opportunities      Common        Insurance
                                                             Fund            Fund           Fund         Stock Fund         Fund


Additions to net assets attributed to:
Investment income:
   Net appreciation in fair value of investments        $           0    $    28,709  $     256,108    $     18,032   $          0
   Interest and dividends                                     212,886         14,906         32,366             114          1,745
                                                        --------------   ------------- --------------   -------------  -------------

                                                              212,886         43,615        288,474          18,146          1,745

Contributions:
   Participants'                                              510,028        130,972        226,302         160,150          9,340
                                                        --------------   ------------- --------------   -------------  -------------

     Total additions                                          722,914        174,587        514,776         178,296         11,085
                                                        --------------   ------------- --------------   -------------  -------------

Deductions from net assets attributed to:
   Participants withdrawals                                   964,681         26,545        166,179           4,992         28,264
                                                        --------------   ------------- --------------   -------------  -------------

     Total deductions                                         964,681         26,545        166,179           4,992         28,264
                                                        --------------   ------------- --------------   -------------  -------------

   Net (decrease) increase prior to transfers               (241,767)        148,042        348,597         173,304       (17,179)

   Transfers                                                   27,358        (58,800)        44,617         (12,823)            0

                                                        --------------   ------------- --------------   -------------  -------------

   Net (decrease) increase                                  (214,409)         89,242        393,214         160,481       (17,179)

Net assets available for benefits:
   Beginning of year                                       3,674,620         333,515        933,073          43,479         89,901
                                                        --------------   ------------- --------------   -------------  -------------

   End of year                                          $  3,460,211    $    422,757  $   1,326,287    $    203,960   $     72,722
                                                        ==============   ============= ==============   =============  =============


The accompanying notes are an integral part of these financial statements.

THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the year ended December 31, 1995
(continued)

                                   Diversified
                                     Equity
                                                              Fund           Total


Additions to net assets attributed to:
Investment income:
   Net appreciation in fair value of investments         $          0   $    302,849
   Interest and dividends                                         340        262,357
                                                         -------------  -------------

                                                                  340        565,206

Contributions:
   Participants'                                                   29      1,036,821
                                                         -------------  -------------

     Total additions                                              369      1,602,027
                                                         -------------  -------------

Deductions from net assets attributed to:
   Participants withdrawals                                         0      1,190,661
                                                         -------------  -------------

     Total deductions                                               0      1,190,661
                                                         -------------  -------------

   Net (decrease) increase prior to transfers                     369        411,366

   Transfers                                                     (352)              0

                                                         -------------  -------------

   Net (decrease) increase                                         17        411,366

Net assets available for benefits:
   Beginning of year                                            5,818      5,080,406
                                                         -------------  -------------

   End of year                                           $      5,835   $  5,491,772
                                                         =============  =============




THE MASTEC, INC. 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS


1.       Description of Plan:

         The following description of the MasTec, Inc. (the "Company" or "MasTec") 401(K) Retirement Savings Plan (the "Plan") provides only general information. The Plan agreement contains a more complete description of the Plan's provisions.

         General

         The Plan is a defined contribution plan covering all employees of the Company who are age twenty-one or older and have one year of service. Eligible participants may enter the Plan on January 1 or July 1. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is exempt from federal and state income taxes.

         The Plan is administered by the Employee Benefits Committee (Plan Administrators). Effective January 1, 1996, the Board of Directors appointed Great-West Life & Annuity Insurance Company as Trustee and Recordkeeper of the Plan for all funds except for the MasTec Common Stock Fund which the Trustee is Norwest Bank, Minnesota, N.A. Plan assets are held by the Trustee.

         Contributions

         Participants may contribute from 1% to 15% of their pre-tax annual compensation, subject to certain dollar amount limits, as defined in the plan agreement. The maximum contribution allowed during 1996 and 1995 was $9,500 and $9,240, respectively.

         The Company may, at its sole discretion, contribute to the Plan. During 1996 and 1995, no contributions were made. Effective January 1, 1997, the Company will contribute 25% of each dollar up to 4% of the participant's gross salary. The Company match will be exclusively in MasTec Common Stock, and will be subject to certain restrictions. Whether and to what extent the Company will match employee contributions beyond 1997 will be at MasTec's discretion.

         Participant Accounts

         Each participant's account is credited with the participant's contribution, the Company's discretionary contribution, if any, any rollovers into the Plan (permitted at the discretion of the plan administrator) and an allocation of the Plan's earnings. Each participant's account is reduced by any withdrawals or distributions and an allocation of (a) his share of investment losses and depreciation in value of investments and (b) administrative fees paid by the Plan if not paid by the Company. The benefit to which a participant is entitled is the participant's vested account balance.

THE MASTEC, INC. 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

1.       Description of the Plan, Continued:

         Investment Options

         Upon enrollment in the Plan, a participant may direct contributions to any of the following investment options. Participants may elect to invest contributions in a single fund in 5% increments, among any of the following:

               Hartford Guaranteed Interest Fund(1) - Funds are invested in contracts with the Hartford Life Insurance Company (Hartford
               Life) which provides for repayment of principal and annual interest at guaranteed rates for a fixed period. During 1995, the minimum guaranteed rate was 6.5%. The guaranteed interest rate is determined before the start of each year by Hartford Life.

               Fidelity Adviser Income and Growth Fund(1) - Funds are invested in U.S. Treasury issues, corporate bonds, foreign investments, convertible securities and stocks.

               Fidelity  Advisor  Growth  Opportunities   Fund(1)  -  Funds  are
               invested in traditional growth stocks and debt securities.

               A participant may not invest more than 50% of his aggregate contributions in the MasTec, Inc. common stock fund.

               Diversified Equity Fund(1) - The fund was not offered as an investment option to participants after July 1, 1994.

              (1) As of January 1, 1996, these investment options were no longer available to Plan participants.

               MasTec Common Stock Fund - Funds are invested solely in shares of the common stock, par value $0.10 per share of MasTec, Inc. The fund will buy up to 500,000 shares, as determined under the rules of ERISA and the Internal Revenue Code (IRC).

               Life Insurance Fund - The fund was not offered as an investment option to participants after July 1, 1994.

               Guaranteed Certificate Fund - Funds are invested in certificates of deposit guaranteed by Great-West Life & Annuity Insurance Company.

              Aggressive Growth Funds - Funds are invested in:

              Twentieth Century Ultra Investors Fund, managed by Investors Research Corporation;

              AIM Constellation Fund, managed by AIM Advisors, Inc.;

              Maxim Small-Cap Index Portfolio, managed by the Great-West Life Assurance Company, seeks to mirror the Russell 2000 Index;

              Maxim Growth Index Portfolio, managed by the Great-West Life Assurance Company, seeks to mirror the Russell 1000 Growth Index; and

              Maxim Small-Cap Aggressive Growth Portfolio, managed by Loomis Sayles & Company, seeks to mirror the performance of the Loomis Sayles Small-Cap Fund.

              Bonds Funds - Funds are invested in:

              Maxim U.S. Government Mortgage Securities Portfolio, managed by the Great-West Life Assurance Company;

              Maxim Investment Grade Corporate Bond Portfolio, managed by the Great-West Life Assurance Company;

              Maxim Corporate Bond Portfolio, managed by Loomis Sayles & Company, seeks to mirror the performance of Loomis Sayles Bond Fund;

              Putnam Global Governmental Income Fund, managed by Putnam Investment Management, Inc.; and

              Maxim Short-Term Maturity Bond Portfolio, managed by the Great-West Life Assurance Company.

              Growth Funds - Funds are invested in:

              Fidelity Advisor Growth Opportunities Fund, managed by Fidelity Management and Research Company;

              Maxim Stock Index Portfolio, managed by the Great-West Life Assurance Company, seeks to mirror the Standard & Poor's (S&P)500 Index and Mid-Cap 400 Index;

              AIM Weingarten Fund, managed by AIM Advisors, Inc.; and

              Maxim Small-Cap Value Portfolio, managed by Ariel Capital Management.

              Growth & Income Funds - Funds are invested in:

              Maxim Total Return Portfolio, managed by the Great-West Life Assurance Company;

              AIM Charter Fund, managed by AIM Advisors, Inc.;

              Maxim Value Index Portfolio, managed by the Great-West Life Assurance Company, seeks to mirror the Russell 1000 Value Index;

              Putnam Fund for Growth & Income, managed by Putnam Investment Management, Inc.; and

              Fidelity Advisor Equity Income Fund, managed by Fidelity Management and Research Company.

              International Funds - Funds are invested in:

                    Putnam Global Growth Fund, managed by Putnam Investment Management, Inc.;

                    Maxim Foreign Equity Portfolio, managed by Draycott Partners, seeks to mirror the performance of the New England International Equity Fund; and

                    Fidelity Advisor Overseas Fund, managed by Fidelity Management and Research Company.

                    Short-Term Fund - Funds are invested in:

                    Maxim Money Market Portfolio, managed by the Great-West Life Assurance Company.

         Transfers and Rollovers

         Participants may rollover balances held in other qualified retirement plans at the discretion of the Plan Administrators.

         Withdrawals

         Certain withdrawals from participant accounts are only allowed for financial hardship (in accordance with IRS regulations).

         Participant Notes Receivable

         Participants may borrow a maximum of the lesser of (1) $50,000 or (2) fifty percent (50%) of their individual vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans bear interest at the published prime rate in the Wall Street Journal plus 1%.

         Payment of Benefits

         On termination of service, due to death, disability, or retirement, a participant receives payment of the vested accrued benefit in a single lump sum or the payment can be deferred under certain circumstances to normal retirement age. For termination of service due to other reasons, a participant is entitled to receive only the vested percentage of his account balance.

         Vesting

         Participants  are  immediately   vested  in  their   contributions  and
         rollovers and the earnings thereon. Participants are vested in Company contributions, if any, to the extent reflected below:


                      Years of Service          Percentage
                                              ---------------

                      1                                   0%
                      2                                  20%
                      3                                  40%
                      4                                  60%
                      5                                  80%
                      6 or more                         100%
         Participants forfeit the portion of their account balance to the extent not vested. There were no amounts forfeited as of December 31, 1996 and 1995.



2.       Summary of Significant Accounting Policies:

         The significant accounting policies followed by the Plan are as follows:

         Basis of Accounting

         The financial statements of the Plan are prepared in conformity with generally accepted accounting principles.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Risk and Uncertainties

         The plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.



2.       Summary of Significant Accounting Policies, Continued:

         Valuation of Investments and Income Recognition

         The Plan's investments are valued by the trustees (Note 1) and are stated at fair value using quoted market prices.

         Purchase and sales transactions are recorded on a trade date basis. Any gain or loss resulting from the sale of fund units is determined as the difference between the sales proceeds and the average cost of the units sold. Investment income is recorded on the accrual basis.

         Investment Income

         The Plan presents in the statement of changes in net assets available for benefits the net appreciation/depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         Participant Withdrawals

         Withdrawals made by participants are recorded when paid.

         Administrative Costs

         All administrative expenses of the Plan, including, without limitation, the allocable portion of compensation of plan administrative staff and fees of employee benefits consultants, legal counsel, and auditors' fees are chargeable to the Plan. The Company may, at its sole discretion, pay any such expenses, in whole or in part. The Company assumed responsibility for administrative expenses for the years ended December 31, 1996 and 1995.



3.       Investment Contract With Insurance Company:

         The Plan had during 1995 a Group Annuity Contract with the Hartford Life Insurance Company ("ITT Hartford"). ITT Hartford maintained the contributions in an Immediate Participation Fund. The contract was included in the 1995 financial statements at contract value, as reported to the Plan by ITT Hartford. Such contract was terminated during 1996.



4.       Plan Termination:

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.



5.       Reconciliation of Financial Statements to Form 5500:

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                        1996              1995

         Net assets available for benefits per the financial statements          $     7,371,438   $     5,491,772
         Amounts allocated to withdrawing participants                                                   (153,676)
                                                                                 ----------------  ----------------

         Net assets available for Plan benefits per the Form 5500                $     7,371,438   $     5,338,096
                                                                                 ================  ================

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                                      Year ended
                                                                                                       December
                                                                                                       31, 1996

         Withdrawals paid to participants per the financial statements                             $     1,193,325
         Add:  Amounts allocated to withdrawing participants at
                   December 31, 1996
         Less: Amounts allocated to withdrawing participants at
                   December 31, 1995                                                                      (153,676)
                                                                                                   ----------------

         Withdrawals to participants per the Form 5500                                             $     1,039,649
                                                                                                   ================

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.



6.       Tax Status:

         The Internal Revenue Service has determined and informed the Company by a letter dated June 17, 1997, that the Plan is designed in accordance with applicable sections of the IRC.

THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
ITEM 27a OF FORM 5500 - SCHEDULE OF ASSETS
HELD FOR INVESTMENT PURPOSES
as of December 31, 1996



               Participating
(a)          Units or Par Value      (b) Identity of Party            c)  Description of Investment      (d) Cost    (e) Fair Value
             ------------------          -----------------                -------------------------       -------       -----------

        269        Maxim Total Return Portfolio                            Growth & Income Fund                 4,036          4,198
      1,068        AIM Charter Fund                                        Growth & Income Fund                17,838         19,024
      1,725        Maxim Value Index Portfolio                             Growth & Income Fund                25,610         27,469
      4,422        Putnam Fund for Growth & Income                         Growth & Income Fund                64,810         69,206
     42,545        Fidelity Advisor Equity Income Fund                     Growth & Income Fund               485,034        533,501
        223        Maxim U.S. Government Mortgage Securities Portfolio     Bond Fund                            3,047          3,098
      1,600        Maxim Investment Grade Corporate Bond Portfolio         Bond Fund                           43,813         43,822
      1,738        Maxim Corporate Bond Portfolio                          Bond Fund                           22,756         23,440
         75        Putnam Global Governmental Income Fund                  Bond Fund                              845            869
         31        Maxim Short-Term Maturity Bond Portfolio                Bond Fund                              326            330
    148,620        Maxim Money Market Portfolio                            Short-Term Fund                  2,597,252      2,668,724
     99,406        Fidelity Advisor Growth Opportunities Fund              Growth Fund                      1,312,293      1,494,743
        787        Maxim Stock Index Portfolio                             Growth Fund                         31,745         35,404
      1,311        AIM Weingarten Fund                                     Growth Fund                         21,938         22,672
         38        Maxim Small-Cap Value Portfolio                         Growth Fund                            467            514
        N/A        Great-West Life & Annuity Insurance Company             Guaranteed Certificate Fund         19,185         19,185
      5,416        Twentieth Century Ultra Investors Fund                  Aggressive Growth Fund             109,705        112,024
      4,942        AIM Constellation Fund                                  Aggressive Growth Fund             111,513        116,008
        195        Maxim Small-Cap Index Portfolio                         Aggressive Growth Fund               2,555          2,694
      1,260        Maxim Growth Index Portfolio                            Aggressive Growth Fund              19,139         19,984
      4,442        Maxim Small-Cap Aggressive Growth Portfolio             Aggressive Growth Fund              61,251         68,094
      4,285        Putnam Global Growth Fund                               International Fund                  55,877         59,243
        265        Maxim Foreign Equity Portfolio                          International Fund                   3,250          3,291
      1,488        Fidelity Advisor Overseas Fund                          International Fund                  16,081         16,489
     17,648        Profile Series I                                        Aggressive Growth Fund             245,252        263,947
      7,162        Profile Series II                                       Growth and Income Fund              96,990        102,583
      2,813        Profile Series III                                      Bond Fund                           36,966         38,648
      1,044        Profile Series IV                                       Bond Fund                           12,872         13,619
        117        Profile Series V                                        Bond Fund                            1,449          1,483
     22,545        MasTec, Inc.                                            Common Stock Fund                  409,357      1,223,070
         N/A       First Colony Life Insurance Company                     Life Insurance Fund                129,966         67,872
         N/A       Participant loans, fully amortized                      Loans to participants 8% - 11%                    172,886
                                                                                                          -----------   ------------
                                                                                                          $ 5,963,218      7,248,134



THE MASTEC INC.
401(K) RETIREMENT SAVINGS PLAN
ITEM 27d OF FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS* for the year ended December 31, 1996


                                                                                                          (f) Value of
                                                                                                             Assets on
                                                                       (c) Purchase  (d)Selling (e)Cost of  Transaction (g) Net Gain
(a)   Identity of Party Involved    (b)     Description of Assets                                                          or (Loss)
                                                                            Price        Price         Asset      Date
 Mastec, Inc.               MasTec Stock Fund
                                 Purchases            $  508,099     $              $               $  508,099     $
                                 Sales                                      258,157     98,768                          159,389

 Great West Life Assurance  Aggressive Growth Funds
     Company                     Purchases               605,046                                        605,046
                                 Sales                                       54,866     54,887                              (21)

 Great West Life Assurance  Growth Funds
     Company                     Purchases             1,835,499                                      1,835,499
                                 Sales                                      747,305    567,824                           179,481

 Great West Life Assurance  Growth and Income Funds
     Company                     Purchases               852,851                                        852,851
                                 Sales                                      164,134    158,533                             5,601

 Great West Life Assurance  Short Term Fund
     Company                     Purchases             3,970,293                                      3,970,293
                                 Sales                                    1,384,302   1,373,042                            11,260

 First Union National Bank  Guaranteed Interest Fund
                                Sales                                     3,363,155   3,363,155

 First Union National Bank  Income and Growth Fund
                                Sales                                       422,757     422,757

 First Union National Bank  Growth Oppoirtunities Fund
                                Sales                                     1,326,287   1,326,287



* Under ERISA, a reportable transaction is defined as a transaction or series of transactions during the plan year that involves more than 5% of the fair value of the plan assets at the beginning of the plan year.

CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the registration statement of MasTec, Inc. on Form S-8 (File No. 33-55327) of our report dated June 11, 1997, on our audits of the financial statements and supplemental schedules of The MasTec, Inc. 401(k) Retirement Savings Plan as of December 31, 1996 and 1995, and for the years ended December 31, 1996 and 1995, which report is included in this Annual Report on Form 11-K.





s/Coopers & Lybrand L.L.P.
Miami, Florida
June 27, 1997